Exhibit 99.3

Efficacy and Safety of Inhaled Mebufotenin (GH001) in Patients with Bipolar II Disorder and a Current Major Depressive Episode: Results from a Phase 2a Clinical Trial

Andreas Reif1,2, Michael Bauer3, Max de Leeuw4, Fabian Devlin5, Katerina Kriger6, Padraig O’Grady6, Philipp Ritter3,7, Claus Bo Svendsen6, Michael E Thase8,9, Velichka Valcheva6, Bernhard T Baune10,11,12

*Presenting author: Andreas Reif, Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany and Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Frankfurt, Germany. Email: reif@med.uni-frankfurt.de

1Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 2Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Frankfurt, Germany; 3Department of Psychiatry and Psychotherapy, Faculty of Medicine, University Hospital Carl Gustav Carus, Dresden, Germany; 4Department of Psychiatry, Leiden University Medical Center, Leiden, The Netherlands; 5Mental Health Research for Innovation Centre, Mersey Care NHS Foundation Trust, United Kingdom; 6GH Research, Dublin, Ireland; 7Institute of Psychiatry, Psychology and Neuroscience, King’s College London, United Kingdom; 8Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 9Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA; 10Department of Psychiatry, University of Münster, Münster, Germany; 11Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 12The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia

Abstract
Background

Bipolar II disorder (BDII) is a chronic psychiatric disorder marked by recurring episodes of hypomania and major depressive episodes (MDE), that places a significant burden on affected individuals. The lifetime prevalence of BDII is estimated to range between 0.4% and 5%. Current treatments for depressive symptoms in patients with BDII remain limited, offering insufficient efficacy and tolerability, highlighting the need for new therapeutic approaches. Mebufotenin (5- methoxy-N,N-dimethyltryptamine [5-MeO-DMT]) is a rapid acting psychoactive molecule that acts as a non-selective serotonin agonist with highest affinity for the 5-HT1A receptor subtype. GH001, a synthetic form of mebufotenin for pulmonary inhalation, has been well tolerated in early-stage trials in healthy volunteers and patients with TRD, with a rapid reduction in the severity of depressive episodes. The present trial is the first to evaluate mebufotenin in patients with BDII experiencing a current MDE, focusing on the safety and antidepressant potential of GH001 in this population.

Methods:

This Phase 2a, proof-of-concept, open-label trial enrolled patients aged 18-64 years (inclusive) who met the Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition (DSM-5) diagnostic criteria for BDII and a current MDE, and who had a Montgomery–Åsberg Depression Rating Scale (MADRS) score of ≥24 at pre-dose (NCT05839509). Patients were not permitted to receive any antidepressant medications (including selective serotonin reuptake inhibitor, serotonin and norepinephrine reuptake inhibitor, and tricyclic antidepressant) within 7 days or 5 half-lives, whichever was longer, prior to dosing. Lithium use within 6 months prior to dosing was not permitted, if applicable. GH001 was administered via inhalation as an individualized dosing regimen (IDR) of at least one and up to three escalating doses (6, 12, and 18 mg) on a single day (Day 1). The criteria for administration of the second and third doses were based on the patient’s subjectively reported psychoactive effects (PsE), and the safety and tolerability at the previous dose level according to the trial physician’s judgement. This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard-of-care, but without any planned psychotherapeutic intervention before, during, or after dosing. The primary endpoint was the change in MADRS from baseline to Day 8. Other efficacy endpoints assessed included response (≥50% reduction from baseline in MADRS total score), remission (MADRS total score ≤10), Clinical Global Impression-Severity (CGI-S), and Bipolar Depression Rating Scale (BDRS). The safety and tolerability of GH001 were evaluated up to Day 8 in addition to manic symptoms assessed by the Young Mania Rating Scale.

Results:

A total of six patients aged 32-57 with BDII and a current MDE were enrolled in this trial. Mean (SD) MADRS total score at baseline was 32.0 (5.1). The primary endpoint was achieved, with a significant reduction from baseline to Day 8 with a mean (SD) MADRS total score of −16.8 (11.1) which corresponds to a reduction of 52.5% (P=0.0099). Significant reductions in the mean (SD) MADRS total score were also observed at 2-hours post-dose (–16.3 [6.0; P<0.0006]) and on Day 2 (–13.3 [13.5; P<0.0299]). One-third (33.3%) of patients showed response to treatment on Day 8, with a remission rate of 33.3% at Day 8. The rapid reduction in depressive symptoms as assessed by the MADRS was mirrored in the CGI-S and the BDRS, with a mean (SD) reduction of –2.5 (1.5) on the CGI-S and –14.5 (11.2) on the BDRS observed from baseline and Day 8. Inhalation of GH001 was well tolerated and no treatment-related serious adverse events were reported. The majority of treatment-emergent adverse events were mild (83.3%) or moderate (11.1%) in severity, with the most commonly reported events being headache (50.0%), nausea (33.3%), and anxiety (33.3%), and all other events were only reported once. Following dosing with GH001, YMRS scores remained low and stable, decreasing from 2.2 at baseline to 1.0 by Day 8 (−1.2 [SD=1.5]), indicating no emergence of manic symptoms.

Conclusion:

In this trial, GH001 induced rapid and significant improvement in the symptoms of depression in patients with BDII and a current MDE and was well tolerated.